SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DOCUMENT SCIENCES CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Common Stock, $0.001 par value

(Title of Class of Securities)

25614R105

(CUSIP Number of Class of Securities)

John L. McGannon

President and Chief Executive Officer

Document Sciences Corporation

5958 Priestly Drive

Carlsbad, California 92008

(Name and address of agent for service)

(760) 602-1400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

John M. Williams

Gibson, Dunn & Crutcher LLP

4 Park Plaza, Suite 1400

Irvine, California 92614

(949) 451-3800

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$5,525,000	$169.62

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of 850,000 shares of common stock, $0.001 par value, at the maximum tender offer price of $6.50 per share.
**	$30.70 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 7 for fiscal year 2007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $169.62 Form or Registration No.: Schedule TO	Filing Party: Document Sciences Corporation Date Filed: May 17, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTION

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2007 (as amended from time to time, the “Schedule TO”), and relates to the offer by Document Sciences Corporation, a Delaware corporation (the “Company”), to purchase up to 850,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its common stock, $0.001 par value per share (the “Common Stock”), at a price not greater than $6.50 nor less than $6.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which together with the Offer to Purchase, as amended or supplemented from time to time, constitute the “Offer”). A copy of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

The information contained in the Offer is expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 12

Items 1 through 12 of the Schedule TO are hereby amended and supplemented as follows:

(1) The paragraph beginning with the heading “Incorporation by Reference,” including the table referenced therein, under Section 10, “Certain Information Concerning Us,” on page 31 of the Offer to Purchase is amended and restated in its entirety as follows:

Incorporation by Reference. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. We incorporate by reference each of the following documents:

SEC Filings	Date Filed
Annual Report on Form 10-K for year ended December 31, 2006	March 20, 2007
Amendment to Annual Report on Form 10-K for year ended December 31, 2006	April 30, 2007
Quarterly Report on Form 10-Q for quarter ended March 31, 2007	May 15, 2007
Current Report on Form 8-K	June 14, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

DOCUMENT SCIENCES CORPORATION

/s/ JOHN L. MCGANNON
John L. McGannon
President and Chief Executive Officer

Date: June 14, 2007

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated May 17, 2007.*

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5)(i)	Press Release, dated May 15, 2007.*

(a)(5)(ii)	Form of Summary Advertisement, dated May 17, 2007.*

(b)(1)(i)	Credit Facilities Commitment Letter dated May 10, 2007 between Document Sciences Corporation and Silicon Valley Bank.*

(b)(1)(ii)	Loan and Security Agreement dated as of June 8, 2007 between Document Sciences Corporation and Silicon Valley Bank**

*	Previously filed with the Schedule TO filed on May 17, 2007.
**	Previously filed with the Form 8-K filed on June 14, 2007